Exhibit 21.1

Material Subsidiaries of Scripps Networks Interactive, Inc.

Name of Subsidiary	Jurisdiction of Organization
Scripps Networks, LLC	Delaware
Television Food Network, G.P. (68.7% owned)	Delaware
The Travel Channel LLC	Delaware
TVN S.A.	Poland
TVN Media Sp. Z.o.o	Poland